SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of August, 2014

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Part 2 of 5

Group: key metrics

Cash

	Cash remitted to Group			Operating capital generation
Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change	6 months 2014 £m	Restated1 6 months 2013 £m	Sterling % change
United Kingdom & Ireland Life	350	300	17%	414	258	60%
United Kingdom & Ireland General Insurance & Health	-	-	-	228	216	6%
Europe	225	209	8%	258	321	(20)%
Canada	-	63	(100)%	40	108	(63)%
Asia and Other	37	1	-	(30)	30	(200)%
Total	612	573	7%	910	933	(2)%

Operating profit before tax: IFRS basis
Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change
Life business	954	910	5%
General insurance and health	403	428	(6)%
Fund management	48	42	14%
Other*	(353)	(372)	5%
Total	1,052	1,008	4%

* Includes other operations, corporate centre costs and group debt and other interest costs.

Expenses
Continuing operations	6 months 2014 £m	6 months 2013 £m	Sterling % change
Operating expenses	1,399	1,528	(8)%
Integration & restructuring costs	42	164	(74)%
Expense base	1,441	1,692	(15)%

Operating expense ratio	52.1%	54.8%	(2.7)pp

Value of new business
Continuing operations	6 months 2014 £m	Restated1 6 months 2013 £m	Sterling % change2	Constant currency % change2
United Kingdom & Ireland	183	226	(19)%	(19)%
France	110	90	23%	27%
Poland3	34	21	58%	64%
Italy3, Spain3, Turkey & Other	58	50	16%	30%
Asia3	66	41	62%	76%
Aviva Investors	2	-	-	-
Value of new business - excluding Eurovita, Aseval & Malaysia	453	428	6%	9%
Eurovita, Aseval & Malaysia	(9)	(2)	-	-
Value of new business	444	426	4%	7%

General insurance combined operating ratio
Continuing operations	6 months 2014 £m	6 months 2013 £m	Change
United Kingdom & Ireland	94.4%	96.9%	(2.5)pp
Europe	96.4%	97.0%	(0.6)pp
Canada	96.8%	92.4%	4.4pp
General insurance combined operating ratio	95.5%	96.2%	(0.7)pp

IFRS profit after tax
	6 months 2014 £m	6 months 2013 £m	Sterling % change
IFRS profit after tax - continuing operations	863	406	113%
IFRS profit after tax - total	863	776	11%

Interim dividend
	6 months 2014	6 months 2013	Sterling % change
Interim dividend per share	5.85p	5.60p	4.5%

Capital position
	30 June 2014 £bn	31 December 2013 £bn	Sterling % change
Estimated economic capital surplus4	8.0	8.3	(4)%
Estimated IGD solvency surplus4	3.3	3.6	(8)%
IFRS net asset value per share	290p	270p	7%
MCEV net asset value per share (restated)1,5	478p	463p	3%

1 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
2 Currency movements are calculated using unrounded numbers so minor rounding differences may exist.
3 Poland includes Lithuania, Italy excludes Eurovita, Spain excludes Aseval and Asia excludes Malaysia.
4    The economic capital and IGD surpluses represent an estimated position. The economic capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

5    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December 2013 at their expected fair value, as represented by expected sale proceeds, less cost to sell at those dates.

Cash

1.i - Cash remitted to Group
The flow of sustainable cash remittances from the Group's businesses is a key financial priority. The cash remittances for HY14 were £612 million (HY13: £573 million).

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
United Kingdom & Ireland life	350	300	370
United Kingdom & Ireland General Insurance & Health1	-	-	347
France	90	103	235
Poland	99	83	85
Italy	-	-	12
Spain	33	17	51
Other Europe	3	6	5
Europe	225	209	388
Canada	-	63	130
Asia	21	-	20
Aviva Investors	16	1	14
Total	612	573	1,269

1 FY13 dividend from UKGI of £347 million was remitted to Group in January 2014.

The improvement in cash remitted to Group is primarily driven by increased remittances from our UK Life, Poland, Spain, Asia and Aviva Investors businesses. The expected timing of the dividend from Canada to Group has moved to the second half of the year.

1.ii - Operating capital generation
The active management of the generation and utilisation of capital is a primary Group focus, balancing new business investment and shareholder distribution to deliver our "Cash flow plus growth" investment thesis.

	6 months 2014 £m	Restated3 6 months 2013 £m	Restated3 Full year 2013 £m
Operating capital generation1
Life in-force business2	885	820	1,567
General insurance, fund management and other operations	272	297	545
Operating capital generated before investment in new business - continuing operations	1,157	1,117	2,112
Capital invested in new business	(247)	(184)	(354)
Operating capital generated after investment in new business - continuing operations	910	933	1,758
United States	-	83	195
Group as reported	910	1,016	1,953

1 Operating capital generation comprises the following components:
- Operating free surplus emergence, including release of required capital, for the life in-force business (net of tax and non-controlling interests);
-    Operating profits for the general insurance and other non-life businesses net of tax and non-controlling interests from non-covered business only, where non-covered business is that which is outside the scope of Life MCEV methodology.

-    Capital invested in new business. For life business this is the impact of initial and required capital on free surplus. For general insurance business this reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

- The United States business (including its life, fund management and non-insurance segments whose sale was completed on 2 October 2013) has been included in OCG on an IFRS basis (net of taxation).
The amount of operating capital remitted to Group depends on a number of factors including non-operating items and local regulatory requirements.
2   An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free surplus of £105 million (MCEV Note F11). On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

3 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

1.ii - Operating capital generation continued
The analysis of OCG by market and product and service is set out below.

	Life & Other Covered Business OCG				Non-life OCG
6 months 2014 £m	Free surplus emergence	New business strain	Other/ management actions1	Life OCG	General insurance and health2	Fund management2	Non- insurance2	Non Life Usage3	Non-life OCG	Total OCG
United Kingdom & Ireland Life	237	(52)	232	417	-	-	(3)	-	(3)	414
United Kingdom & Ireland General Insurance & Health	-	-	-	-	208	-	(2)	22	228	228
Europe	380	(153)	7	234	35	-	(4)	(7)	24	258
Canada	-	-	-	-	60	-	1	(21)	40	40
Asia	49	(32)	(22)	(5)	1	1	(10)	-	(8)	(13)
Fund Management	2	-	-	2	-	7	-	(8)	(1)	1
Other	-	-	-	-	(2)	-	(20)	4	(18)	(18)
Total Group operating capital generation	668	(237)	217	648	302	8	(38)	(10)	262	910

	Life & Other Covered Business OCG				Non-life OCG
Restated4 6 months 2013 £m	Free surplus emergence	New business strain	Other/ management actions	Life OCG	General insurance and health2	Fund management2	Non- insurance2	Non Life Usage3	Non-life OCG	Total OCG
United Kingdom & Ireland Life	225	1	43	269	-	-	(12)	1	(11)	258
United Kingdom & Ireland General Insurance & Health	-	-	-	-	195	-	(3)	24	216	216
Europe	369	(146)	74	297	32	-	(2)	(6)	24	321
Canada	-	-	-	-	111	-	-	(3)	108	108
Asia	46	(35)	63	74	(1)	1	(8)	(3)	(11)	63
Fund Management	-	-	-	-	-	14	-	(2)	12	12
Other	-	-	-	-	(25)	-	(5)	(15)	(45)	(45)
Total continuing operations	640	(180)	180	640	312	15	(30)	(4)	293	933
United States										83
Total Group operating capital generation										1,016

	Life & Other Covered Business OCG				Non-life OCG
Restated4 Full year 2013 £m	Free surplus emergence	New business strain	Other/ management actions	Life OCG	General insurance and health2	Fund management2	Non- insurance2	Non Life Usage3	Non-life OCG	Total OCG
United Kingdom & Ireland Life	461	(13)	148	596	-	-	(10)	-	(10)	586
United Kingdom & Ireland General Insurance & Health	-	-	-	-	360	-	(5)	19	374	374
Europe	705	(272)	72	505	67	-	(5)	(9)	53	558
Canada	-	-	-	-	182	-	(2)	(3)	177	177
Asia	105	(68)	73	110	-	2	(13)	(7)	(18)	92
Fund Management	3	-	-	3	-	18	-	2	20	23
Other	-	-	-	-	(51)	-	2	(3)	(52)	(52)
Total continuing operations	1,274	(353)	293	1,214	558	20	(33)	(1)	544	1,758
United States										195
Total Group operating capital generation										1,953

1    An internal reinsurance arrangement was undertaken in the first half of 2014 to reinsure an additional 10% of UK Annuity business to Aviva International Insurance Limited which has had an adverse impact on Group MCEV free surplus of £105 million (MCEV Note F11). On an economic capital basis this transaction improves the UK Life position and as a result the adverse impact on MCEV has therefore been excluded from OCG to reflect the economic substance of the management action.

2 Operating profit net of tax and non-controlling interests from uncovered businesses only, where non-covered business is that which is outside the scope of life MCEV methodology.
3    This reflects the movement in required capital, which has been assumed to equal the regulatory minimum multiplied by the local management target level. Where appropriate movements in capital requirements exclude the impact of foreign exchange and other movements deemed to be non-operating in nature.

4 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

Operating capital generation (OCG) is £910 million, broadly in line with the prior year (HY13: £933 million).
      During the first half of 2014, UK Life has implemented a management action that enables certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently. As a result of this action, future shareholder transfers that arise as bonuses are paid, will now emerge in the New With Profits Sub Fund rather than the Non Profit Sub Fund (NPSF). This reduces the present value of future profits and increases free surplus in the NPSF, and has benefitted OCG by £184 million in the period. This amount, together with the benefit of expense savings that reduce the current and future cost base partly offset by other items, make up total management actions of £232 million in this business.
      New business strain in the UK of negative £52 million reflects lower volumes of individual annuities and reduced margins, compared with the prior year positive new business strain of £1 million which reflected the benefit of stronger annuity margins.
      In Canada OCG has been impacted by the prolonged severe winter weather in the first quarter of 2014, and in Europe there is a lower level of benefits from management actions, particularly reducing guarantees in France in 2013. In Asia, 2013 benefitted from a financial reinsurance transaction in Singapore and in 2014 has been adversely impacted by an increase in required capital in the retail health business in Singapore. Adjusting for these items, OCG in Asia was stable.
      The expected free surplus emergence (shown in note 1.iii) taken with the expected contribution from new life business and non-life business, demonstrates that the current level of OCG is expected to be sustainable and underpins our future dividend payments. OCG currently includes the surplus emerging under the Solvency I regime and will evolve with the implementation of Solvency II in 2016.

1.iii - Free surplus emergence
Maturity profile of undiscounted free surplus emergence equivalent embedded value cash flows
Total in-force business
Release of future profits and required capital	30 June 2014 £m	Restated2 31 December 2013 £m
Year 1	1,171	1,278
Year 2	1,101	1,189
Year 3	1,254	1,133
Year 4	1,296	1,100
Year 5	1,209	1,197
Year 6	1,120	1,151
Year 7	1,018	1,069
Year 8	1,000	1,051
Year 9	954	963
Year 10	922	940
Years 11-15	4,179	4,292
Years 16-20	3,612	3,758
Years 20+	8,656	9,137
Total net of controlling interests1	27,492	28,258

1 Cash flow profiles exclude held for sale operations.
2 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

The table above shows the expected future emergence of profits from the existing business implicit in the equivalent embedded value calculation for life covered in-force business. The cash flows have been split for the first ten years followed by five year tranches depending on the date when the profit is expected to emerge. These profits, which arise from the release of margins in the regulatory reserves as the business runs-off over time, are expected to emerge through operating capital generation (OCG) in future years. The cash flows are real world cash flows, i.e. they are based on the non-economic assumptions used in the MCEV and normalised investment returns. Normalised investment returns are equal to the MCEV risk free rates in addition to a risk premium to allow for the actual return expected to be achieved in the market.
      For existing business, the cash flows will generally reduce over time due to lapses, maturities and other benefit payments. Each year new business will increase these profits, following the initial strain at point of sale. This table only includes the business currently in-force.
      The expected free surplus emergence in the OCG of £668 million (see note 1.ii) is broadly equal to half of the year 1 cash flow from 31 December 2013 of £1,278 million. The 2014 total of £668 million includes the expected transfers from the value of in-force (VIF) and required capital to free surplus of £647 million (MCEV - Note F10) and also the free surplus component of the expected return on net worth which equals £21 million.
      The total real world cash flows have decreased by £766 million over the first six months of 2014, largely reflecting the run off of existing business net of new business additions, lower real world returns in Europe, adverse foreign exchange movements, lower pensions contributions in Poland due to a lower take up rate and the impact of the cap on future UK pension charges.
      The free surplus emergence in the table above only includes business written in the RIEESA when conditions for its release to shareholders are expected to have been met, which is currently in year 3. The 30 June 2014 cash flows reflect the capital management actions undertaken by the UK business in 2014, which have accelerated the release of the RIEESA.

Operating profit: IFRS basis

2 - Operating Profit: IFRS basis
Group operating profit before tax from continuing operations: IFRS basis
For the six month period ended 30 June 2014

Continuing operations	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	478	446	952
France	189	190	385
Poland	112	78	164
Italy	73	66	142
Spain	62	85	150
Turkey	5	4	8
Other Europe	-	2	2
Europe	441	425	851
Asia	34	38	96
Other	1	1	2
Total life business (note 7.i)	954	910	1,901
General insurance and health
United Kingdom & Ireland	263	259	489
Europe	57	47	112
Canada	83	147	246
Asia	1	(1)	1
Other	(1)	(24)	(51)
Total general insurance and health (note 7.ii)	403	428	797
Fund management
Aviva Investors	41	31	68
United Kingdom	6	10	23
Asia	1	1	2
Total fund management	48	42	93
Other
Other operations (note A1)	(54)	(49)	(90)
Market operating profit	1,351	1,331	2,701
Corporate centre (note A2)	(64)	(72)	(150)
Group debt costs and other interest (note A3)	(235)	(251)	(502)
Operating profit before tax attributable to shareholders' profits	1,052	1,008	2,049

Overall, operating profit has increased by £44 million to £1,052 million (HY13: £1,008 million), with the main movements being additional operating expense savings (on a constant currency basis) of £78 million, partly offset by an adverse foreign exchange impact of £39 million. In addition, the result includes a net additional benefit to profit of around £100 million in UK Life (including a reserve release arising as a result of reducing the current and long-term cost base) offset by the impact of reduced annuity trading following the UK Budget announcement in early 2014 and adverse weather in Canada.
      Within the UK general insurance business, long term investment return has reduced by £24 million mainly reflecting the lower balance on the internal loan. The impact of this is neutral at a consolidated Group level.

Expenses

3 - Expenses
a) Expenses - continuing operations
	6 months 2014 £m	6 months 2013 £m
United Kingdom & Ireland Life	278	326
United Kingdom & Ireland General Insurance & Health	378	418
Europe	306	333
Canada	161	196
Asia	45	40
Aviva Investors	143	136
Other Group activities	88	79
Operating cost base - continuing operations	1,399	1,528
Integration & restructuring costs	42	164
Expense base	1,441	1,692

The table below shows the lines of the IFRS consolidated income statement in which operating expenses have been included:
	6 months 2014 £m	6 months 2013 £m
Claims handling costs1	175	186
Non-commission acquisition costs2	418	468
Other expenses	806	874
Operating cost base - continuing operations	1,399	1,528

1 As reported within net claims and benefits paid from continuing operations of £9,976 million (HY13: £11,458 million).
2 As reported within fee and commission expense from continuing operations of £1,739 million (HY13: £2,309 million).

Overall operating expenses for HY14 were £1,399 million (HY13: £1,528 million), a reduction of £129 million compared with prior year. Of this, £51 million is due to favourable foreign exchange movements giving an underlying reduction of £78 million. Comparing HY14 annualised operating expenses to the 2011 base-line for the Group wide expense reduction target of £3,366 million means that the £400 million expense saving target has been fully achieved.
      Significant cost reductions have been made in the United Kingdom and Ireland. Both the life and general insurance businesses have achieved savings by reducing headcount for both permanent staff and contractor positions, lowering levels of property spend through renegotiation of leases or exiting property and reducing consultancy spend. In addition, the UK retail fund management business was transferred from UK Life to Aviva Investors in May 2014.
      Total operating expenses of our European markets have reduced by 8% compared to prior year (4% on a constant currency basis) reflecting lower costs in France, Italy and Spain. This is partially offset by an increase in expenses in Poland as a result of higher investment in distribution channels. In Canada, operating expenses have reduced by 18% (5% on a constant currency basis). Total operating expenses for Asia have increased by 13% compared to prior year (26% on a constant currency basis) mainly as a result of developing our distribution network in Singapore. Aviva Investors operating expenses have increased by 5% compared to prior year (8% on a constant currency basis) mainly due to increased expenses incurred to support the further development of the business and inclusion of the UK retail fund management business (transferred from UK Life).
      Other Group activities, which include Group centre costs, has increased by £9 million primarily due to the inclusion of Aviva staff pension scheme administration costs of £8 million, which were borne by our UK markets in 2013.
      Integration and restructuring costs from continuing operations at HY14 were £42 million (HY13: £164 million) and mainly include expenses associated with the Solvency II programme. Compared to the prior period, integration and restructuring costs have reduced by £122 million, principally driven by a significant reduction in transformation spend.

b) Operating expense ratios - continuing operations

	6 months 2014	6 months 2013
Life1	30.5%	35.2%
General insurance2	14.6%	15.0%
Health2	13.6%	13.9%
Fund management3	12bps	11bps
Group total4	52.1%	54.8%

1 Life non-commission acquisition and administration expenses gross of DAC on new business expressed as a percentage of Life operating income.
2 Written expenses including claims handling costs expressed as a percentage of net written premiums.
3 Aviva Investors' operating expenses expressed as a percentage of average funds under management (excluding River Road).
4 Group operating expenses expressed as a percentage of operating profit before operating expenses and group debt costs.

Value of new business

4 - Value of new business by market

Gross of tax and non-controlling interests - continuing operations	6 months 2014 £m	Restated1 6 months 2013 £m	Restated1 Full year 2013 £m
United Kingdom	177	224	469
Ireland	6	2	8
United Kingdom & Ireland	183	226	477
France	110	90	172
Poland	34	21	51
Italy - excluding Eurovita	26	18	43
Spain - excluding Aseval	18	11	31
Turkey	14	20	37
Other Europe	-	1	1
Europe	202	161	335
Asia - excluding Malaysia	66	41	103
Aviva Investors2	2	-	-
Value of new business - excluding Eurovita, Aseval and Malaysia	453	428	915
Eurovita, Aseval and Malaysia	(9)	(2)	(11)
Total value of new business	444	426	904

1 The comparative periods have been restated. See note F1 - MCEV Basis of preparation for further details.
2 UK retail fund management business was transferred from UK Life to Aviva Investors on 9 May 2014 and hence is included in Aviva Investors from 9 May 2014 onwards.

Excluding Eurovita, Aseval and Malaysia, the Group's value of new business3 (VNB) was £453 million (HY13: £428 million) an increase of 6% (9% in constant currency). The growth was driven by increases in Europe and Asia, partially offset by a reduction in the UK.
      In the UK, individual annuity VNB declined as a result of announcements in the 2014 UK budget regarding annuity reform and a general market decline as increasingly customers are choosing to defer taking their pension. This decline was partially offset by an increase in sales of bulk purchase annuity business and improved margins on equity release and protection products. Pensions VNB in the UK remained stable, as a reduction following the Department for Work and Pensions' announcement to cap pension charges on auto-enrolment funds from 2015 was offset by an increase in volumes and lower expenses. Ireland's VNB improved reflecting a strategic focus on higher value products, in particular protection, and on-going expense efficiencies.
      In Europe improvements in VNB were seen in most markets. In France VNB increased by 27%4, driven by increased volumes and a continued shift in product mix towards more profitable unit-linked investments. Poland's VNB increased by 64%4 including a one-off benefit from higher pension contributions in Lithuania as a result of regulatory changes. Excluding Eurovita, which was sold at the end of June 2014, Italy's VNB increased by 49%4, due to a 24%4 increase in volumes and improved margins on with-profits products following management actions including introduction of lower guarantee products. In Spain, excluding Aseval, VNB increased by 67%4 due to expense reductions, improved margins and higher volumes of new with-profits business. VNB in Turkey decreased by 10%4 reflecting lower sales of credit-linked protection products.
      VNB in Asia (excluding Malaysia) increased by 76%4 reflecting growth in volumes and a continued focus on sales of higher margin products, particularly protection products in China. Singapore VNB now includes the retail health business which is not included in the comparative for HY13. As a result the VNB growth rate in Asia is expected to moderate in the second half of 2014.

3    The trend analysis of VNB and present value of new business premiums (PVNBP) are included in Supplementary Information, Section E: VNB & sales analysis.
4    On a constant currency basis.

Combined operating ratio

5 - General insurance combined operating ratio (COR)
	Net written premiums			Claims ratio2			Commission and expense ratio3			Combined operating ratio4
	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%
United Kingdom1	1,836	1,963	3,823	61.1	61.3	61.9	33.2	35.0	35.1	94.3	96.3	97.0
Ireland	136	146	278	67.4	70.3	64.1	29.2	33.7	35.1	96.6	104.0	99.2
United Kingdom & Ireland	1,972	2,109	4,101	61.5	62.0	62.1	32.9	34.9	35.1	94.4	96.9	97.2
Europe	747	764	1,360	69.6	70.5	69.6	26.8	26.5	28.5	96.4	97.0	98.1
Canada	1,026	1,126	2,250	66.4	60.8	63.2	30.4	31.6	31.4	96.8	92.4	94.6
Asia	7	7	14	72.1	94.4	76.3	27.5	25.5	31.8	99.6	119.9	108.1
Other5	5	20	33
Total	3,757	4,026	7,758	64.5	63.9	64.5	31.0	32.3	32.8	95.5	96.2	97.3

1 United Kingdom excluding Aviva Re and agencies in run-off.
2 Claims ratio: Incurred claims expressed as a percentage of net earned premiums.
3 Commission and Expense ratio: Written commissions and expenses expressed as a percentage of net written premiums.
4 Combined operating ratio: Aggregate of claims ratio and commission and expense ratio.
5 Other includes Aviva Re.

Group combined operating ratio (COR) for the period is 95.5% (HY13: 96.2%) with improvements in the UK, Ireland and Europe more than offsetting the adverse movement in Canada.
      In the UK and Ireland, GI COR has improved by 2.5pp to 94.4% (HY13: 96.9%), mainly driven by improvements in the commission and expense ratio due to expense savings and lower profit share commission as a result of the less favourable weather in 2014. In the UK weather experience has been adverse to HY13 as a result of the flooding seen in 1Q14, but despite this the overall weather experience is marginally favourable to the long term average. The claims ratio is broadly stable compared with the prior year at 61.1% (HY13: 61.3%) with adverse weather experience compared with the previous year offset by favourable prior year development. In Ireland the COR has improved to 96.6% (HY13: 104.0%) due to improvements in the claims, commission and expense ratios. The claims ratio has improved by 2.9pp, with unfavourable weather experience being more than offset by positive prior year development. In addition the commission and expense ratio has improved by 4.5pp as cost savings are delivered.
      Europe's GI COR has improved by 0.6pp to 96.4% (HY13: 97.0%) due to improvements in France, Italy and Poland partially offset by strengthening of prior year reserves in Turkey. Improvements in France and Poland are mainly driven by an improved claims ratio, while in Italy improvement is driven by a lower expense ratio. In Turkey, where the business is held for sale, prior year reserves have been strengthened following adverse claims experience, particularly on personal motor business.
      In Canada GI COR has deteriorated by 4.4pp to 96.8% (HY13: 92.4%), primarily driven by an increase in the claims ratio, but partly offset by improvements in the commission and expense ratio. The claims ratio has worsened by 5.6pp to 66.4% (HY13: 60.8%) due to adverse weather, large loss experience and lower prior year releases compared with 2013.
      We continue to apply our reserving policy consistently and to focus on understanding the true cost of claims to ensure that reserves are maintained at a robust level. Prior year reserve movements will vary year to year but our business is predominantly short tail in nature and the loss development experience is generally stable. In HY14 we have had a positive prior year development in our GI & Health business, benefitting operating profit by £30 million (HY13: £4 million benefit to operating profit) mainly in the UK.

Business unit performance

6.i - United Kingdom and Ireland Life

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group	350	300	370
Operating capital generation1	414	258	586
Life Operating profit: IFRS basis	478	446	952
Expenses
Operating expenses	278	326	607
Integration and restructuring costs	14	19	59
	292	345	666
Value of new business1	183	226	477

1 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.

Cash
During the period the UK Life business paid a dividend of £350 million to the Group, an increase of £50 million from HY13.

Operating Capital Generation
Operating Capital Generation (OCG) in the first half of 2014 is £414 million (HY13: £258 million).
      Within this total, OCG generated in the UK increased 61% to £408 million (HY13: £254 million). This includes the benefit of  management actions taken during HY14 to enable certain shareholder assets to be reflected on the regulatory balance sheet and the economic risk to be hedged more efficiently and an expense reserve release (as a result of reducing the current and long-term cost base). This is partly offset by increased new business strain reflecting lower annuity volumes at reduced margins.
      In Ireland, OCG increased to £6 million (HY13: £4 million).

Operating profit: IFRS basis
UK & Ireland life operating profit for HY14 was £478 million (HY13: £446 million), an increase of £32 million compared with the prior period.
      UK Life operating profit increased by 8% to £472 million (HY13: £438 million), including a net additional benefit to profit of around £100 million (including a reserve release arising as a result of reducing the current and long-term cost base). Excluding this, profits have reduced by 15%, with the benefits of cost savings offset by the impact of reduced annuity trading, lower expected returns as a result of de-risking activity and a non-recurring release in HY13 of the cost of guarantees on a tranche of maturing bonds.
      In Ireland life, operating profit reduced to £6 million (HY13: £8 million) largely due to the disposal of Ark Life in HY13.

Expenses
UK operating expenses decreased 11% to £263 million (HY13: £296 million) reflecting cost savings within the business including reducing headcount and lower levels of property spend. UK integration and restructuring costs are £8 million (HY13: £16 million) and include the costs of Solvency II implementation.
      Ireland operating expenses reduced 50% to £15 million (HY13: £30 million) reflecting cost savings initiatives implemented in 2013. Integration and restructuring costs have increased £3 million to £6 million (HY13: £3 million).

Value of new business
Value of new business (VNB) decreased 19% to £183 million (HY13: £226 million). In the UK, VNB was down 21% to £177 million (HY13: £224 million) reflecting the impact of a significant reduction in individual annuities following the announcements made in the UK budget and a general market decline as increasingly customers are choosing to defer taking their pension. The decline was partially offset by an increase in sales of bulk purchase annuities in 2Q14 and improved margins on equity release and protection products. Pensions VNB remained stable as a fall in margin following the Department for Work and Pensions announcement to cap pension charges was offset by an increase in volumes and lower expenses.
      In Ireland, VNB improved to £6 million (HY13: £2 million) as a result of a strategic shift in business mix to more profitable products and on-going expense efficiencies.

6.ii - United Kingdom and Ireland General Insurance & Health

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group1	-	-	347
Operating capital generation2	228	216	374
Operating profit: IFRS basis	263	259	489
Expenses
Operating expenses	378	418	818
Integration and restructuring costs	5	12	24
	383	430	842
Combined operating ratio3	94.4%	96.9%	97.2%

1 FY13 cash remittances include amounts received from Aviva Insurance Limited in January 2014 in respect of 2013 activity.
2 This is the OCG of the UK & Ireland General Insurance operations and Ireland health only and does not contain the non-insurance units or the Agencies in run off.
3 General insurance business only.

Cash
Dividends from the business are expected to be paid in Q4 2014.

Operating Capital Generation
Operating capital generation (OCG) in the first half of 2014 was £228 million (HY13: £216 million). UK OCG increased 6% to £219 million (HY13: £207 million) reflecting an increase in UKGI operating profit compared with the previous year. Ireland OCG was stable at £9 million (HY13: £9 million).

Operating profit: IFRS basis
Operating profit increased to £263 million (HY13: £259 million). In UKGI operating profit increased 5% to £251 million (HY13: £239 million). Within this, the underwriting result of £114 million (HY13: £78 million) improved by 46% and benefitted from expense savings and favourable prior year development of £33 million, partially offset by the less favourable weather experienced in HY14 than in the prior period. Our personal lines underwriting result declined to £60 million (HY13: £72 million) while the underwriting result in commercial lines has improved to £54 million (HY13: £6 million).
      In UKGI, longer term investment return declined by £24 million due to the reduction in the intercompany loan balance, partially offset by a change in investment portfolio mix. In UK Health, operating profit was down £6 million to £(1) million loss (HY13: £5 million profit) due to adverse claims experience. Over the six month period, net written premium (NWP) from UK general insurance declined 6% to £1,836 million (HY13: £1,963 million), mostly due to our disciplined underwriting approach in a continuing softening motor market and reduced exposure to unprofitable commercial motor business.
      In Ireland, general insurance and health operating profit was down 13% to £13 million (HY13: £15 million) mainly due to higher claims costs in the health business. Ireland general insurance underwriting result was stable at £nil (HY13: £(1) million loss). Longer term investment return in Ireland was broadly in line with the prior year.

Expenses
UKGI operating expenses have reduced by 9% to £328 million (HY13: £360 million) and in Ireland, operating expenses reduced by 14% to £50 million (HY13: £58 million), reflecting cost saving initiatives.
      UK and Ireland's integration and restructuring costs reduced to £5 million (HY13: £12 million) as a result of lower transformation costs in Ireland partly offset by higher Solvency II spend in the UK.

Combined operating ratio4

	Claims ratio			Commission and expense ratio			Combined operating ratio
United Kingdom & Ireland	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%
Personal	62.4	59.0	57.7	33.1	35.9	35.4	95.5	94.9	93.1
Commercial	60.3	65.9	68.2	32.5	33.5	34.8	92.8	99.4	103.0
Total	61.5	62.0	62.1	32.9	34.9	35.1	94.4	96.9	97.2

4 General insurance business only.

The combined operating ratio (COR) has improved by 2.5pp to 94.4% (HY13: 96.9%) mainly driven by improvements in the commission and expense ratio.
      Profitability in personal lines has decreased due to higher weather related claims compared to the prior period, however, overall UK weather experience in HY14 remains marginally favourable to the long term average.
      While conditions in commercial lines continue to be challenging, overall profitability has improved with a combined operating ratio of 92.8% (HY13: 99.4%). In the UK this is mainly driven by the improvement in the claims ratio reflecting the reserve strengthening in HY13 which was driven by adverse claims and large losses which has not repeated in HY14.
      Overall UKGI COR improved to 94.3% (HY13: 96.3%) mainly driven by the improvement in the commission and expense ratio, due to cost savings, together with improved prior year development largely offsetting the less favourable weather experienced in HY14 than in the prior period.
      Performance in Ireland has improved to 96.6% (HY13: 104.0%) due to improvements in both claims and the commission and expense ratio, with positive prior year development only partially offset by the unfavourable weather.

6.iii - Europe1

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group	225	209	388
Operating capital generation2	258	321	558
Operating profit: IFRS basis
Life	441	425	851
General insurance & health	57	47	112
	498	472	963
Expenses
Operating expenses	306	333	644
Integration and restructuring costs	1	7	34
	307	340	678
Value of new business2
Value of new business - excluding Eurovita & Aseval	202	161	335
Effects of disposals/Assets held for sale (Eurovita & Aseval)	(9)	(3)	(12)
	193	158	323
Combined operating ratio3	96.4%	97.0%	98.1%

1 Our European business includes life and general insurance business written in France, Poland, Italy, and Turkey, life business in Spain and health business in France.
2 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
3 General insurance business only.

Cash
Cash remitted to group during the first half of 2014 was £225 million (HY13: £209 million), with remittances received from France, Poland, Spain and Turkey.

Operating capital generation
Operating capital generation (OCG) has decreased by 20% to £258 million (HY13: £321 million). OCG in France decreased 27% to £127 million (HY13: £174 million), as the prior year included benefit from management actions to reduce guarantees, not repeated in HY14. Poland reported an increase of 31% to £85 million (HY13: £65 million), which includes the benefit of a £27 million (net of tax) one-off regulatory pensions change. There were also reductions in OCG in Italy and Spain, mostly relating to Eurovita and Aseval.

Life operating profit: IFRS basis
Life operating profit increased 4% to £441 million (HY13: £425 million), a 7% increase on a constant currency basis. In France, life operating profit was £189 million (HY13: £190 million). Excluding the impact from the reduction in the cost of guaranteed death benefits in HY13, operating profit was 11% higher largely driven by higher sales of unit-linked and protection products. Poland benefitted from a £39 million one-off regulatory pension change which gave rise to operating profits of £112 million (HY13: £78 million). Excluding Eurovita, Italy's operating profit increased by 15% to £60 million (HY13: £52 million) due to higher sales and improved margins on with-profits savings products. In Spain, operating profit excluding Aseval was broadly stable at £62 million (HY13: £63 million).

General insurance & health operating profit: IFRS basis
Operating profits were up 21% to £57 million (HY13: £47 million), a 22% improvement on a constant currency basis. In France, operating profit was £43 million (HY13: £32 million) largely reflecting an improvement in underlying motor claims and the benefit of rating actions. Operating profits in Poland and Italy were marginally higher at £6 million and £17 million respectively (HY13: £5 million, £16 million), partly offset by operating losses in Turkey GI, which is currently held for sale.

Expenses
Operating expenses improved by 8% to £306 million (HY13: £333 million), a 4% improvement on a constant currency basis, reflecting reductions across most markets. In Poland, expenses increased by £3 million due to higher investment in distribution channels.

Value of new business
Excluding Eurovita and Aseval, there was a 25% growth in Europe's value of new business (VNB) to £202 million (HY13: £161 million). On a constant currency basis this was a 33% increase, reflecting improvements in all markets except Turkey. VNB in France increased 27%5 due to volume growth of 6%5 and a continued shift in product mix towards more profitable unit-linked investments. In Poland, VNB increased by 64%5 including one-off benefit from higher pension contributions in Lithuania as a result of regulatory changes. In Italy (excluding Eurovita), VNB increased by 49%5 with higher volumes (up 24%5), and improved margins on with-profits products following management actions including introduction of lower guarantee products. In Spain (excluding Aseval), VNB increased 67%5 due to improved margins, higher volumes of new with-profits business and expense reductions. The 10%5 decline in Turkey was mainly driven by a change in mix from higher margin credit-linked protection products to lower margin pension products.

Combined operating ratio4
	Claims ratio			Commission and expense ratio			Combined operating ratio
Europe	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%
France	68.7	71.1	69.5	25.7	24.9	27.6	94.4	96.0	97.1
Poland	55.4	62.7	61.9	34.8	31.7	33.3	90.2	94.4	95.2
Italy	68.5	68.3	67.6	26.7	27.7	27.6	95.2	96.0	95.2
Turkey	108.2	78.9	84.5	38.3	34.6	39.4	146.5	113.5	123.9
Total	69.6	70.5	69.6	26.8	26.5	28.5	96.4	97.0	98.1

4 General insurance business only.

Combined operating ratio (COR) has improved to 96.4% (HY13: 97.0%), reflecting the general insurance business performance as described above.

5 On a constant currency basis

6.iv - Canada

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group	-	63	130
Operating capital generation	40	108	177
Operating profit: IFRS basis	83	147	246
Expenses
Operating expenses	161	196	378
Integration and restructuring costs	1	4	9
	162	200	387
Combined operating ratio	96.8%	92.4%	94.6%

There has been a weakening of the Canadian dollar against sterling by 17% (average rate) over the period which has had a significant impact across a number of metrics.

Cash
Cash paid during the period to Group was £nil (HY13: £63 million), with the dividend to Group expected to be paid in the second half of the year.

Operating capital generation
Operating capital generation in the first half of 2014 declined to £40 million (HY13: £108 million) due to lower operating profits and an increase in required capital as a result of the increased claims seen in 1Q14.

Operating profit: IFRS basis
General insurance operating profit at HY14 was £83 million (HY13: £147 million), a reduction of £64 million, with £21 million of this decrease a result of adverse foreign exchange movements in the period. Canada experienced severe weather in 1Q14 contributing to higher weather related claims frequency and year to date claims losses (compared with the impact of the Alberta floods in the prior year), higher large losses and lower prior year reserve releases. These adverse factors were partially offset by underwriting improvements in both personal and commercial lines but resulted in a lower underwriting result of £30 million (HY13: £82 million). Longer term investment return reduced 19% to £56 million (HY13: £69 million), down 6% on a constant currency basis.
      Net written premium was 9% lower at £1,026 million (HY13: £1,126 million), but up 6% on a constant currency basis. The increase reflects growth in Western Canada along with improved retention on personal lines and rating increases on commercial lines.

Expenses
Operating expenses reduced by 18% to £161 million (HY13: £196 million). On a constant currency basis, operating expenses reduced by 5%. Integration and restructuring costs were lower than prior year at £1 million (HY13: £4 million).

Combined operating ratio
	Claims ratio			Commission and expense ratio			Combined operating ratio
Canada	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%	6 months 2014%	6 months 2013%	Full Year 2013%
Personal	68.6	60.6	64.0	27.9	29.1	29.3	96.5	89.7	93.3
Commercial	62.7	61.3	61.8	34.7	35.6	35.1	97.4	96.9	96.9
Total	66.4	60.8	63.2	30.4	31.6	31.4	96.8	92.4	94.6

Compared to HY13, combined operating ratio is higher at 96.8% (HY13: 92.4%), driven primarily by the adverse impact of the severe winter weather.

6.v - Asia
	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group	21	-	20
Operating capital generation1	(13)	63	92
Operating profit: IFRS basis
Life	34	38	96
General insurance & health	1	(1)	1
	35	37	97
Expenses
Operating expenses	45	40	86
Integration and restructuring costs	-	3	7
	45	43	93
Value of new business1
Value of new business - excluding Malaysia	66	41	103
Effect of disposals (Malaysia)	-	1	1
	66	42	104
Combined operating ratio2	99.6%	119.9%	108.1%

1 Comparatives have been restated to reflect the changes in MCEV methodology. See note F1 - MCEV Basis of preparation for further details.
2 General insurance business only.

Cash
Cash remitted to Group was £21 million (HY13: £nil), paid from the Singapore business.

Operating Capital Generation
Operating capital generation (OCG) was lower in the first half of 2014 at £(13) million (HY13: positive £63 million). This primarily reflects a one-off benefit from a reinsurance transaction in Singapore in HY13 and an increase in required capital in Singapore's retail health business in HY14. Adjusting for these items, OCG for Asia was stable compared with the previous year.

Operating profit: IFRS basis
Overall operating profit remained stable at £35 million (HY13: £37 million). Within total operating profit, life business profits reduced to £34 million (HY13: £38 million) as a result of adverse foreign exchange movements and the non-life business improved to £1 million (HY13: £(1) million).

Expenses
Operating expenses have increased 13% to £45 million (HY13: £40 million), mainly due to investment in the Singapore distribution network.

Value of New Business
Excluding Malaysia, value of new business (VNB) increased 62%3 (76% in constant currency) to £66 million (HY13: £41 million). Singapore's VNB increased £10 million to £37 million (HY13: £27 million) as a result of the inclusion of the retail health business as covered business (included from the second half of 2013). China's VNB increased £11 million to £20 million (HY13: £9 million) resulting from a shift towards higher margin protection products.

Combined Operating Ratio
Overall COR for Asia improved to 99.6% (HY13: 119.9%), with the prior year impacted by a one-off increase in reserve margin in Singapore. Overall net written premium for GI and Health business was up 9% on a constant currency basis reflecting growth in the Singapore health business.

3 Calculated using unrounded numbers so minor rounding differences may exist.

Page 15

6.vi - Fund Management
	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Cash remitted to Group1	16	1	14
Operating capital generation1	1	12	23
Operating profit: IFRS basis
Aviva Investors	41	31	68
United Kingdom	6	10	23
Asia	1	1	2
	48	42	93
Aviva Investors: Operating profit: IFRS basis
Fund management	41	31	68
Other operations - client compensation costs	-	-	(96)
	41	31	(28)
Expenses1
Operating expenses	143	136	290
Integration and restructuring costs	(5)	15	41
	138	151	331

1 Only includes Aviva Investors.

Cash
During the first half of 2014 a dividend of £16 million was paid to Group, reflecting acceleration of remittances to group compared to HY13.

Operating Capital Generation
Operating capital generation for HY14 was £1 million (HY13: £12 million). The decrease was mainly due to a higher capital requirement as a result of the transfer of the UK retail fund management business from UK Life effective from 9 May 2014.

Operating profit: IFRS basis
Operating profit generated by Aviva Investors was £41 million (HY13: £31 million), an increase of £10 million compared with the prior year. This is mainly due to higher performance fees, as well as a £2 million contribution from the UK retail fund management business which has transferred to Aviva Investors from UK Life. These were partially offset by lower revenues as a result of SICAV and hedge fund closures in 4Q13 and higher operating expenses.

Expenses
Overall operating expenses have increased by £7 million compared with the first half of 2013 partly due to the transfer of the UK retail fund management business (£4 million) and also due to an increase in expenses incurred to support the further development of the business.

Net flows and funds under management - Aviva Investors

	Internal £m	External £m	Total £m
Aviva Investors
Funds under management at 1 January 2014	192,372	48,135	240,507
Gross Sales	8,495	4,106	12,601
Gross claims/redemptions	(10,190)	(5,827)	(16,017)
Market movements and other	1,234	807	2,041
Disposal of River Road	-	(4,798)	(4,798)
Funds under management at 30 June 2014	191,911	42,423	234,334

Aviva Investors funds under management have decreased by £6.2 billion to £234.3 billion (FY13: £240.5 billion) during the first half of the year. Excluding the impact of the River Road disposal, funds under management have decreased by £1.4 billion as positive market and other movements have been more than offset by net outflows.

7.i - Life business profit drivers

Life business operating profit before shareholder tax for continuing operations increased by 5% to £954 million (HY13:£910 million).

Total income reduced by 6% to £1,555 million (HY13: £1,661 million) while total expenses fell by 7% to £749 million (HY13: £808 million).

	United Kingdom & Ireland			Europe			Asia			Total Continuing Operations
	6 months 2014 £m	Restated 6 months 2013 £m	Restated Full Year 2013 £m	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m	Full Year 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m	Restated Full Year 2013 £m
New business income	210	240	506	105	106	234	61	50	116	376	396	856
Underwriting margin	62	101	213	130	159	305	26	34	52	218	294	570
Investment return	381	376	762	551	570	1,101	29	25	63	961	971	1,926
Total Income	653	717	1,481	786	835	1,640	116	109	231	1,555	1,661	3,352
Acquisition expenses	(151)	(171)	(284)	(142)	(152)	(300)	(48)	(46)	(94)	(341)	(369)	(678)
Administration expenses	(162)	(193)	(405)	(225)	(231)	(461)	(21)	(15)	(38)	(408)	(439)	(904)
Total Expenses	(313)	(364)	(689)	(367)	(383)	(761)	(69)	(61)	(132)	(749)	(808)	(1,582)
DAC, AVIF and other	138	93	160	22	(27)	(28)	(13)	(10)	(3)	147	56	129
	478	446	952	441	425	851	34	38	96	953	909	1,899
Other business1										1	1	2
Total - continuing operations										954	910	1,901

1 Other business includes the total result for Aviva Investors Pooled Pensions and Aviva Life Reinsurance.

Income: New business income and underwriting margin
	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2014 £m	Restated 6 months 2013 £m	6 months 2014 £m	6 months 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m
New business income (£m)	210	240	105	106	61	50	376	396
APE (£m)1	713	649	584	558	147	156	1,444	1,363
As margin on APE (%)	29%	37%	18%	19%	41%	32%	26%	29%
Underwriting margin (£m)	62	101	130	159	26	34	218	294
Analysed by:
Expenses	14	16	29	41	19	18	62	75
Mortality and longevity	50	60	89	105	4	14	143	179
Persistency	(2)	25	12	13	3	2	13	40

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(a) New business income
New business income reduced to £376 million (HY13: £396 million), mainly due to the impact of lower annuity trading in the UK following the recent Budget announcement partly offset by an increase in Asia.
      The net contribution from new business is the new business income less associated acquisition expenses (see (g) below). This increased to a profit of £35 million (HY13: profit of £27 million).
      In the UK & Ireland, net contribution from new business decreased to £59 million (HY13: £69 million). Volumes based on APE increased by 10% largely due to an increase in pensions, protection and bulk purchase annuity business partly offset by a reduction in individual annuities. The reduction in margin on APE to 29% (HY13: 37%) is mainly as a result of the change in business mix.
      In Europe, net contribution improved to a loss of £37 million (HY13: loss of £46 million). Volumes based on APE increased by 5%, largely driven by higher sales in France and Italy. New business margin on APE remained relatively stable in Europe at 18% (HY13: 19%).
      In Asia, net contribution increased to a profit of £13 million (HY13: profit of £4 million) driven by a change in business mix to higher margin products.

(b) Underwriting margin
The underwriting margin reduced to £218 million (HY13: £294 million). In the UK & Ireland, underwriting margin reduced to £62 million (HY13: £101 million) driven by lower positive mortality margins and a non-recurring release in HY13 of the cost of guarantees on a tranche of maturing bonds. In Europe, underwriting margin decreased to £130 million (HY13: £159 million). In France, excluding a one-off benefit of £20 million in HY13 from management actions to reduce the cost of guaranteed death benefits, underwriting margin improved mainly relating to protection business. Underwriting margin in Spain decreased by £16 million mainly due to the sale of Aseval. In Asia, underwriting margin reduced to £26 million (HY13: £34 million) mainly due to less favourable mortality experience on protection business in Singapore.

7.i - Life business profit drivers continued
Income: investment return

	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2014 £m	Restated 6 months 2013 £m	6 months 2014 £m	6 months 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m	6 months 2014 £m	Restated 6 months 2013 £m
Unit-linked margin (£m)	225	208	219	227	7	11	451	446
As Annual management charge on average reserves (bps)	91	90	119	120	117	169	104	104
Average reserves (£bn)	49.2	46.5	36.7	37.8	1.2	1.3	87.1	85.6
Participating business (£m)	50	41	252	254	(4)	(5)	298	290
As bonus on average reserves (bps)	29	22	82	82	n/a	n/a	61	58
Average reserves (£bn)	34.5	37.3	61.6	61.9	1.6	1.5	97.7	100.7
Spread margin (£m)	61	60	13	18	20	13	94	91
As spread margin on average reserves (bps)	30	30	60	85	211	139	40	39
Average reserves (£bn)	40.9	40.5	4.3	4.3	1.9	1.9	47.1	46.7
Expected return on shareholder assets (£m)	45	67	67	71	6	6	118	144
Total (£m)	381	376	551	570	29	25	961	971

(c) Unit-linked margin
The unit-linked margin was stable at £451 million (HY13: £446 million). The margin as a proportion of average unit-linked reserves was 104 bps (HY13: 104 bps), on average reserves of £87 billion (HY13: £86 billion).
      This was driven by improved unit linked margin in the UK due to higher average reserves offset by lower margins in Europe (mainly due to the disposal of Aseval) and Asia.

(d) Participating business
Income from participating business increased to £298 million (HY13: £290 million). In the UK & Ireland, the shareholder transfer from with-profit funds increased to £50 million (HY13: £41 million), reflecting an increase in bonus rates. In Europe, income has remained relatively stable at £252 million (HY13: £254 million) in line with average reserves. The majority of participating business income is earned in France, where there is a fixed management charge of around 50bps on AFER business which is the largest single component of the business.

(e) Spread margin
Spread business income, which mainly relates to UK in-force immediate annuity and equity release business, was £94 million (HY13: £91 million). The spread margin on average reserves remained stable at 40 bps (HY13: 39 bps), on average reserves of £47 billion (HY13: £47 billion). In Europe the spread margin reduced largely due to the sale of Aseval in Spain. In Asia, the majority of spread business income was generated in Korea which was sold on 27 June 2014.

(f) Expected return on shareholder assets
Expected returns, representing investment income on surplus funds, reduced to £118 million (HY13: £144 million). The reduction in income mainly relates to the UK, reflecting lower expected returns principally as a result of de-risking activity.

7.i - Life business profit drivers continued
Expenses

	United Kingdom & Ireland		Europe		Asia		Total
	6 months 2014 £m	6 months 2013 £m	6 months 2014 £m	6 months 2013 £m	6 months 2014 £m	6 months 2013 £m	6 months 2014 £m	6 months 2013 £m
Acquisition expenses (£m)	(151)	(171)	(142)	(152)	(48)	(46)	(341)	(369)
APE (£m)1	713	649	584	558	147	156	1,444	1,363
As acquisition expense ratio on APE (%)	21%	26%	24%	27%	33%	29%	24%	27%
Administration expenses (£m)	(162)	(193)	(225)	(231)	(21)	(15)	(408)	(439)
As existing business expense ratio on average reserves (bps)	26	31	44	44	89	62	35	38
Average reserves (£bn)	124.6	124.3	102.6	104.0	4.7	4.7	231.9	233.0

1 APE excludes UK Retail Fund Management and Health business in UK & Ireland and Asia.

(g) Acquisition expenses
Acquisition expenses reduced to £341 million (HY13: £369 million) reflecting changes in business mix particularly in the UK. The overall group-wide ratio of acquisition expenses to APE improved to 24% (HY13: 27%).

(h) Administration expenses
Administration expenses reduced to £408 million (HY13: £439 million), driven by cost efficiencies across the UK & Ireland and Europe. The expense ratio was 35 bps (HY13: 38 bps) on average reserves of £232 billion (HY13: £233 billion). The overall reduction in life business acquisition and administration expenses was £59 million.

(i) DAC, AVIF and other
DAC, AVIF and other items amounted to an overall positive contribution of £147 million (HY13: £56 million). This was mainly due to a net additional benefit to profit of around £100 million in the UK (including a reserve release arising as a result of reducing the current and long-term cost base) partly offset by higher DAC amortisation charges. The movement in other items compared to HY13 also reflects a £39 million one-off benefit in HY14 in Poland from a regulatory pension change, offset by lower other one-off benefits in the UK.

7.ii - General insurance and health

6 months 2014	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	1,088	900	1,988	143	2,131	659	403	1,062	784	9	3,986
Net written premiums	1,041	795	1,836	136	1,972	648	378	1,026	747	12	3,757
Net earned premiums	1,104	750	1,854	134	1,988	620	378	998	664	13	3,663
Net claims incurred	(689)	(445)	(1,134)	(90)	(1,224)	(425)	(237)	(662)	(462)	(13)	(2,361)
Of which claims handling costs			(97)	(4)	(101)			(41)	(29)	-	(171)
Written commission	(267)	(164)	(431)	(18)	(449)	(123)	(75)	(198)	(139)	(1)	(787)
Written expenses2	(80)	(97)	(177)	(22)	(199)	(58)	(56)	(114)	(61)	(3)	(377)
Movement in DAC	(8)	10	2	(4)	(2)	6	-	6	12	-	16
Underwriting result	60	54	114	-	114	20	10	30	14	(4)	154
Longer-term investment return3			139	9	148			56	37	3	244
Other4			(2)	-	(2)			(3)	-	-	(5)
Operating profit			251	9	260			83	51	(1)	393
Health insurance
Underwriting result					1			-	5	-	6
Longer-term investment return					2			-	1	1	4
Operating profit					3			-	6	1	10
Total operating profit					263			83	57	-	403
General insurance combined operating ratio
Claims ratio	62.3%	59.3%	61.1%	67.4%	61.5%	68.6%	62.7%	66.4%	69.6%		64.5%
Commission ratio	25.6%	20.6%	23.5%	13.3%	22.8%	18.9%	19.8%	19.3%	18.7%		21.0%
Expense ratio	7.8%	12.1%	9.7%	15.9%	10.1%	9.0%	14.9%	11.1%	8.1%		10.0%
Combined operating ratio5	95.7%	92.0%	94.3%	96.6%	94.4%	96.5%	97.4%	96.8%	96.4%		95.5%
Assets supporting general insurance and health business
Debt securities			3,602	998	4,600			3,132	2,166	232	10,130
Equity securities			14	-	14			254	26	-	294
Investment property			1	6	7			-	128	-	135
Cash and cash equivalents			883	65	948			90	262	37	1,337
Other6			4,142	101	4,243			136	186	-	4,565
Assets at 30 June 2014			8,642	1,170	9,812			3,612	2,768	269	16,461
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents7			1,490	194	1,684			95	152	51	1,982
Other6,7			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 20137			10,109	1,303	11,412			3,573	2,722	294	18,001
Average assets			9,375	1,237	10,612			3,592	2,745	282	17,231
LTIR as % of average assets			3.0%	1.5%	2.8%			3.1%	2.8%	2.8%	2.9%

1 Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3 The UK LTIR includes £82 million (HY13: £116 million) relating to the internal loan. This is lower than 2013 primarily as a result of a reduction of this loan during 2013 and 2014.
4 Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.
7 Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

7.ii - General insurance and health continued

6 months 2013	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	1,185	929	2,114	152	2,266	719	443	1,162	805	16	4,249
Net written premiums	1,135	828	1,963	146	2,109	706	420	1,126	764	27	4,026
Net earned premiums	1,176	820	1,996	166	2,162	689	417	1,106	688	22	3,978
Net claims incurred	(687)	(537)	(1,224)	(117)	(1,341)	(417)	(256)	(673)	(485)	(45)	(2,544)
Of which claims handling costs			(100)	(3)	(103)			(47)	(34)	-	(184)
Written commission	(315)	(176)	(491)	(21)	(512)	(139)	(85)	(224)	(139)	(1)	(876)
Written expenses2	(94)	(103)	(197)	(28)	(225)	(66)	(65)	(131)	(63)	(2)	(421)
Movement in DAC	(8)	(2)	(10)	(1)	(11)	4	-	4	7	2	2
Internal reallocation of result of UK run-off business	-	4	4	-	4	-	-	-	-	(4)	-
Underwriting result	72	6	78	(1)	77	71	11	82	8	(28)	139
Longer-term investment return3			163	10	173			69	36	3	281
Other4			(2)	-	(2)			(4)	-	-	(6)
Operating profit			239	9	248			147	44	(25)	414
Health insurance
Underwriting result					8			-	3	-	11
Longer-term investment return					3			-	-	-	3
Operating profit					11			-	3	-	14
Total operating profit					259			147	47	(25)	428
General insurance combined operating ratio
Claims ratio	58.4%	65.5%	61.3%	70.3%	62.0%	60.6%	61.3%	60.8%	70.5%		63.9%
Commission ratio	27.7%	21.2%	25.0%	14.4%	24.2%	19.7%	20.1%	19.9%	18.2%		21.8%
Expense ratio	8.3%	12.3%	10.0%	19.3%	10.7%	9.4%	15.5%	11.7%	8.3%		10.5%
Combined operating ratio5	94.4%	99.0%	96.3%	104.0%	96.9%	89.7%	96.9%	92.4%	97.0%		96.2%
Assets supporting general insurance and health business
Debt securities			2,958	997	3,955			3,352	2,293	334	9,934
Equity securities			20	-	20			348	21	-	389
Investment property			1	7	8			-	137	-	145
Cash and cash equivalents7			1,695	250	1,945			166	355	68	2,534
Other6,7			6,011	98	6,109			94	67	-	6,270
Assets at 30 June 20137			10,685	1,352	12,037			3,960	2,873	402	19,272
Debt securities			2,765	814	3,579			3,410	2,168	140	9,297
Equity securities			415	-	415			343	16	-	774
Investment property			1	7	8			-	131	-	139
Cash and cash equivalents7			1,500	390	1,890			103	426	230	2,649
Other6,7			5,705	110	5,815			143	50	-	6,008
Assets at 31 December 20127			10,386	1,321	11,707			3,999	2,791	370	18,867
Average assets			10,535	1,337	11,872			3,980	2,832	386	19,070
LTIR as % of average assets			3.1%	1.5%	3.0%			3.5%	2.5%	1.6%	3.0%

1 Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3 The UK LTIR includes £116 million (HY12: £146 million) relating to the internal loan. This is lower than 2012 primarily as a result of a reorganisation of this loan during 2013.
4 Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.
7 Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information..

7.ii - General insurance and health continued

Full Year 2013	UK Personal £m	UK Commercial £m	Total UK £m	Ireland £m	Total UK & Ireland £m	Canada Personal £m	Canada Commercial £m	Total Canada £m	Europe £m	Asia & Other1 £m	Total £m
General insurance
Gross written premiums	2,375	1,717	4,092	290	4,382	1,418	900	2,318	1,442	23	8,165
Net written premiums	2,276	1,547	3,823	278	4,101	1,396	854	2,250	1,360	47	7,758
Net earned premiums	2,344	1,629	3,973	312	4,285	1,364	832	2,196	1,368	48	7,897
Net claims incurred	(1,347)	(1,112)	(2,459)	(200)	(2,659)	(874)	(513)	(1,387)	(951)	(97)	(5,094)
Of which claims handling costs			(200)	(6)	(206)			(88)	(49)	-	(343)
Written commission	(631)	(333)	(964)	(42)	(1,006)	(283)	(170)	(453)	(256)	(1)	(1,716)
Written expenses2	(175)	(205)	(380)	(56)	(436)	(126)	(129)	(255)	(131)	(5)	(827)
Movement in DAC	(30)	(27)	(57)	(8)	(65)	11	5	16	(3)	-	(52)
Internal reallocation of result of UK run-off business	-	4	4	-	4	-	-	-	-	(4)	-
Underwriting result	161	(44)	117	6	123	92	25	117	27	(59)	208
Longer-term investment return3			318	18	336			135	71	7	549
Other4			(4)	-	(4)			(6)	-	-	(10)
Operating profit			431	24	455			246	98	(52)	747
Health insurance
Underwriting result					28			-	13	1	42
Longer-term investment return					6			-	1	1	8
Operating profit					34			-	14	2	50
Total operating profit					489			246	112	(50)	797
General insurance combined operating ratio
Claims ratio	57.5%	68.2%	61.9%	64.1%	62.1%	64.0%	61.8%	63.2%	69.6%		64.5%
Commission ratio	27.7%	21.5%	25.2%	15.1%	24.5%	20.3%	19.9%	20.1%	18.8%		22.1%
Expense ratio	7.7%	13.2%	9.9%	20.0%	10.6%	9.0%	15.2%	11.3%	9.7%		10.7%
Combined operating ratio5	92.9%	102.9%	97.0%	99.2%	97.2%	93.3%	96.9%	94.6%	98.1%		97.3%
Assets supporting general insurance and health business
Debt securities			3,515	994	4,509			3,098	2,255	243	10,105
Equity securities			15	-	15			301	23	-	339
Investment property			1	6	7			-	133	-	140
Cash and cash equivalents7			1,490	194	1,684			95	152	51	1,982
Other6,7			5,088	109	5,197			79	159	-	5,435
Assets at 31 December 20137			10,109	1,303	11,412			3,573	2,722	294	18,001
Debt securities			2,765	814	3,579			3,410	2,168	140	9,297
Equity securities			415	-	415			343	16	-	774
Investment property			1	7	8			-	131	-	139
Cash and cash equivalents7			1,500	390	1,890			103	426	230	2,649
Other6,7			5,705	110	5,815			143	50	-	6,008
Assets at 31 December 20127			10,386	1,321	11,707			3,999	2,791	370	18,867
Average assets			10,247	1,312	11,559			3,786	2,757	332	18,434
LTIR as % of average assets			3.2%	1.4%	3.0%			3.5%	2.7%	2.4%	3.0%

1 Asia & Other includes Aviva Re.
2 Operating expenses shown in note 3 includes claims handling costs and written expenses included in general insurance COR above, plus operating expenses of other non-insurance operations.
3 The UK LTIR includes £221 million (FY12: £299 million) relating to the internal loan. This is lower than 2012 primarily as a result of a reorganisation of this loan during 2013.
4 Includes unwind of discount and pension scheme net finance costs.
5    COR is calculated as incurred claims expressed as a percentage of net earned premiums, plus written commissions and written expenses expressed as a percentage of net written premiums. COR is calculated using unrounded numbers so minor rounding differences may exist.

6 Includes loans and other financial investments.
7 Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information..

Page 22

7.iii - Fund flows

	Restated1 Managed assets at 1 January 2014 £m	Premiums and deposits, net of reinsurance £m	Claims and redemptions, net of reinsurance £m	Net flows2 £m	Effect of disposals, market and other movements £m	Managed assets at 30 June 2014 £m
Life and platform business
UK - non-profit - platform	2,815	1,149	(125)	1,024	(119)	3,720
UK - non-profit - other	78,882	2,758	(3,671)	(913)	2,088	80,057
Ireland	5,564	193	(324)	(131)	64	5,497
United Kingdom & Ireland (excluding UK with-profits)	87,261	4,100	(4,120)	(20)	2,033	89,274
Europe	99,312	4,691	(3,953)	738	(2,077)	97,973
Asia	3,723	412	(245)	167	(70)	3,820
Other	1,767	19	(80)	(61)	76	1,782
	192,063	9,222	(8,398)	824	(38)	192,849
UK - with-profits and other	45,720					43,341
Total life and platform business	237,783					236,190

1    Restated following the inclusion of UK and Asia platform business and the adoption of amendments to IAS 32: Financial instruments: Presentation'. Refer to note B2 for further information. Managed assets reflect financial investments, loans, investment property and cash and cash equivalents.

2 Life business net flows in the table above are net of reinsurance and exclude flows related to UK equity release products.

United Kingdom & Ireland (excluding UK with-profits)
During the first half of 2014, net inflows in UK life (non-profit including platform) were £111 million. The UK Life platform managed assets increased by 32% over the period. Other non-profit outflows were £913 million which include a group personal pension transfer out of around £500 million.
      In Ireland, net outflows were £131 million reflecting reduced new business inflows due to the strategic withdrawal from unprofitable product lines and the impact of surrenders on the unit linked pension business in the first half of 2014. In addition, claims exceed premiums in the Irish with-profit fund which is closed to new business.

Europe
Net inflows were £738 million. In France, this reflects increased volumes of unit linked sales and lower levels of redemptions. In Italy, increased sales of with-profits products have benefitted net inflows. Other movements in Europe include the disposal of our Italian business, Eurovita, and unfavourable foreign exchange movements.

Asia and other
Net inflows in Asia were £167 million arising mainly in Singapore reflecting the launch of a number of new products in 2014. Other business net outflows of £61 million primarily relate to Aviva Investors' Pooled Pensions business.

8.i - Summary of assets

The Group asset portfolio is invested to generate competitive investment returns for both policyholders and shareholders whilst remaining within the Group's appetite for market and credit risk.
      The Group has a low appetite for interest rate risk and currency risk which means that the asset portfolios are well matched by duration and currency to the liabilities they cover. The Group also runs a low level of liquidity risk which results in a high proportion of income generating assets and a preference for more liquid assets where there is the potential need to realise those assets before maturity.
      The Group seeks to diversify its asset portfolio in order to reduce risk and provide more attractive risk-adjusted returns. In order to achieve this there is a comprehensive risk limit framework in place. There is an allowance for diversification in our economic capital model, actions have been taken to reduce our exposure to the Eurozone periphery, and we are broadening the investment portfolio in individual businesses.
      Asset allocation decisions are taken at legal entity level and in many cases by fund within a legal entity in order to reflect the nature of the liabilities, customer expectations, the local accounting and regulatory treatment, and any local constraints. These asset allocation decisions are made in accordance with a Group-wide framework that takes into account consensus investment views across the Group, prioritised Group objectives and metrics and Group risk limits and constraints. This framework is overseen by the Group ALCO (Asset Liability Committee) and facilitates a generally consistent approach to strategic asset allocation across the business units in line with Group risk appetite and shareholder objectives.
      The asset allocation as at 30 June 2014 across the Group, split according to the type of liability the assets are covering, is shown in the table below. Further information on these assets is given in the analysis of assets section.

	Shareholder business assets			Participating fund assets
30 June 2014 £m	General Insurance & health & other1	Annuity and non-profit	Policyholder (unit linked assets)	UK style with profits	Continental European-style participating funds	Total assets analysed	Less assets of operation classified as held for sale	Carrying value in the statement of financial position
Debt securities
Government bonds	6,897	8,423	5,358	14,928	27,046	62,652	-	62,652
Corporate bonds	3,826	12,917	5,342	7,236	26,008	55,329	-	55,329
Other	182	1,773	2,161	2,111	4,280	10,507	-	10,507
	10,905	23,113	12,861	24,275	57,334	128,488	-	128,488
Loans
Mortgage loans	78	17,327	-	722	1	18,128	-	18,128
Other loans	142	574	465	2,876	782	4,839	-	4,839
	220	17,901	465	3,598	783	22,967	-	22,967
Equity securities	476	488	25,992	7,005	2,517	36,478	-	36,478
Investment property	137	70	3,755	3,184	1,501	8,647	-	8,647
Other investments	317	1,031	26,957	2,507	1,852	32,664	(23)	32,641
Total as at 30 June 2014	12,055	42,603	70,030	40,569	63,987	229,244	(23)	229,221
Total as at 31 December 2013 (restated)2	11,843	42,097	69,294	42,364	64,434	230,032	(2,675)	227,357

1 Of the £12.1 billion of assets 8% relates to other shareholder business assets.
2 Restated following the adoption of amendments to IAS 32 Financial Instruments: Presentation. Refer to note B2 for further information.

There is an internal loan between Aviva Insurance Limited (AIL) and Aviva Group Holdings Limited (AGH) that has a net value of zero at a consolidated level.

General insurance and health
All the investment risk is borne by shareholders and the portfolio held to cover these liabilities contains a high proportion of fixed and variable income securities, of which 85% are rated A or above. The assets are relatively short duration reflecting the short average duration of the liabilities. Liquidity, interest rate and foreign exchange risks are maintained at a low level.

Annuity and other non-profit
All the investment risk is borne by shareholders. The annuity liabilities have a long duration but are also illiquid as customers cannot surrender their policies. The assets are chosen to provide stable income with a good cash flow, foreign exchange and interest rate match to the liabilities. We are able to invest part of the portfolio in less liquid assets in order to improve risk-adjusted returns given the illiquid nature of the liabilities. The asset portfolio is principally comprised of long maturity bonds and loans including a material book of commercial mortgage loans. As at 30 June 2014, unrealised losses and impairments on the bond portfolio of £23.1 billion amounted to £0.2 billion or 1% of the portfolio. The equivalent figure for 31 December 2013 was also 1%. Unrealised gains on the portfolio were £2.6 billion as at 30 June 2014 or 11% of the portfolio. The equivalent unrealised gains figure for 31 December 2013 was 10%. The other non-profit business assets are a smaller proportion of this portfolio and are generally shorter in duration and have a high proportion invested in fixed income.

8.i - Summary of assets continued
The current asset value of the commercial mortgage portfolio (including Healthcare and PFI mortgages) backing the UK Annuity book is £11.3 billion1.While these commercial mortgages are held at fair value on the asset side of the statement of financial position, we also carry an allowance against the risk of default on our riskier mortgages of £1.2 billion (FY13: £1.3 billion). Since FY13, £0.2 billion of the allowance has been utilised to take action on certain riskier mortgages, offset by a £0.1 billion increase in the cost of replacing lost cash flows on future defaults, caused by lower interest rates and lower spreads on new commercial mortgages. The valuation allowance (including supplementary allowances) for commercial mortgages, including Healthcare and PFI mortgages of £1.2 billion equates to 109bps at 30 June 2014 (FY13: 124bps).

Policyholder assets
These assets are invested in line with the fund choices made by our unit-linked policyholders and the investment risk is borne by the policyholder. This results in a high allocation to growth assets such as equity and property. Aviva's shareholder exposure to these assets arises from the fact that the income we receive is a proportion of the assets under management.

UK style with - profits (WP)
UK style with profit funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. The part of the portfolio to which policyholder bonuses are linked is invested in line with their expectations and includes growth assets such as equity and property as well as fixed income. The remainder of the portfolio is invested to mitigate the resultant shareholder risk. This leads us to an overall investment portfolio that holds a higher proportion of growth assets (such as equity and property) than our other business lines although there are still material allocations to fixed income assets.

Continental European style participating funds
Continental European style participating funds hold relatively long term contracts with policyholders participating in pooled investment performance subject to some minimum guarantees. Smoothed returns are used to declare bonuses to policyholders which increase the level of the guarantees through time. There is less discretion in how guarantees increase through time compared to the UK style equivalent funds and more of the bonus accrues each year rather than being allocated at maturity. The investment portfolio holds a higher proportion of fixed income assets than the UK style equivalent. Fixed income assets also give rise to less volatility on the local statutory balance sheet than growth assets.

8.ii - External leverage
Group capital	30 June 2014 £m	31 December 2013 £m
Subordinated debt	4,072	4,370
External debt	761	755
DCI, fixed rate tier 1 notes and preference shares	1,832	1,832
External debt and preference shares	6,665	6,957
Total tangible capital employed1	14,350	13,938
Tangible debt leverage	46%	50%

1 Tangible capital employed is total IFRS equity (including DCI, fixed rate tier 1 notes, preference shares and non-controlling interests) and non equity items such as core structural borrowings.

Reducing the Group's leverage is a priority, with a medium term target leverage ratio of below 40% on a tangible debt leverage basis. At HY14 the tangible debt leverage ratio decreased to 46% (FY13: 50%) as a result of £200 million and €50 million subordinated debt redemptions at their first call dates in April 2014 and an increase in tangible capital employed.
      On 3 July 2014 Aviva plc issued €700 million of subordinated debt at an issue price of 99.699% of the nominal amount and bearing interest at 3.875% per annum. The subordinated debt matures on 3 July 2044 but Aviva may, at its sole option, redeem all (but not part) of the debt on 3 July 2024 and on each interest payment date thereafter. The subordinated debt qualifies as tier 2 capital under current regulatory rules.

1   Some commercial mortgage loans with a value of £0.2 billion are held in other funds.

8.iii - Net asset value

At the end of HY14, IFRS net asset value per share was 290 pence (FY13: 270 pence). This movement was driven by operating profits, positive investment variances and a benefit on remeasurement of the pension schemes, partially offset by payment of the final 2013 dividend to shareholders and adverse foreign exchange movements.
      Total investment variances and economic assumption changes were £142 million positive. This included short-term fluctuations of £165 million in the non-life businesses, mainly due to a decrease in risk-free rates in France and Canada together with other market and foreign exchange movements benefitting group centre investments. Economic assumption changes on non-life business were £67 million adverse as a result of lower discount rates. In the life businesses, investment return variances were £44 million positive, reflecting narrowing credit spreads on corporate and government bonds in Italy and Spain partly offset by the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages in the UK.
      The positive movement on the Group's staff pension schemes of £320 million post tax is principally due to employer contributions and positive asset performance driven by falls in interest rates. The adverse foreign exchange movement of £238 million is due to the strengthening of sterling, particularly compared with the Euro and Canadian dollar.

IFRS	30 June 2014 £m	pence per share2	31 December 2013 £m	pence per share2
Equity attributable to shareholders of Aviva plc at 1 January1	7,964	270p	8,204	278p
Operating profit - continuing operations	1,052	35p	2,049	70p
Operating profit - discontinued operations	-	-	290	10p
Investment return variances and economic assumption changes on life and non-life business	142	5p	100	3p
Profit on the disposal and remeasurement of subsidiaries and associates	51	2p	923	31p
Goodwill impairment and amortisation of intangibles	(62)	(2)p	(177)	(6)p
Integration and restructuring costs	(42)	(1)p	(366)	(12)p
Exceptional items	-	-	-	-
Tax on operating profit and on other activities	(278)	(9)p	(668)	(23)p
Non-controlling interests	(108)	(4)p	(143)	(5)p
Profit after tax attributable to shareholders of Aviva plc	755	26p	2,008	68p
AFS securities (fair value) & other reserve movements	28	1p	(840)	(29)p
Ordinary dividends	(277)	(9)p	(429)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(21)	(1)p	(87)	(3)p
Foreign exchange rate movements	(238)	(9)p	(354)	(12)p
Remeasurements of pension schemes	320	11p	(549)	(19)p
Other net equity movements3	26	1p	11	2p
Equity attributable to shareholders of Aviva plc at 30 June / 31 December1	8,557	290p	7,964	270p

1 Excluding preference shares.
2 Number of shares as at 30 June 2014: 2,948 million (31 December 2013: 2,947 million).
3 Other net equity movements per share includes dilution effect of the increase in number of shares during the period.

MCEV net asset value per share increased to 478 pence (FY13: 463 pence). This movement has been driven by operating profits, positive investment variances and a benefit on remeasurement of the pension schemes, largely offset by exceptional items, payment of the final 2013 dividend to shareholders and adverse foreign exchange movements.
      Total MCEV investment variances were £211 million. This included a £113 million positive investment variance in the life business, mainly driven by narrowing credit spreads on corporate and government bonds in Spain and Italy, partly offset by a rise in the cost of guarantees in France and Asia.

MCEV4	30 June 2014 £m	pence per share2	Restated5 31 December 2013 £m	pence per share2
Restated5 equity attributable to shareholders of Aviva plc at 1 January1	13,643	463p	13,120	444p
Operating profit - continuing operations	1,344	45p	2,337	79p
Operating profit - discontinued operations	-	-	290	10p
Investment return variances and economic assumption changes on life and non-life business	211	7p	1,776	60p
Profit on the disposal and remeasurement of subsidiaries and associates	55	2p	963	33p
Goodwill impairment and amortisation of intangibles	(61)	(2)p	(194)	(7)p
Integration and restructuring costs	(40)	(1)p	(357)	(12)p
Exceptional items	(236)	(8)p	(242)	(8)p
Tax on operating profit and on other activities	(363)	(12)p	(1,340)	(45)p
Non-controlling interests	(143)	(5)p	(488)	(17)p
Profit after tax attributable to shareholders of Aviva plc	767	26p	2,745	93p
AFS securities (fair value) & other reserve movements	-	-	(813)	(29)p
Ordinary dividends	(277)	(9)p	(429)	(15)p
Direct capital instruments and fixed rate tier 1 notes interest and preference share dividend	(21)	(1)p	(87)	(3)p
Foreign exchange rate movements	(367)	(13)p	(355)	(10)p
Remeasurements of pension schemes	320	11p	(549)	(19)p
Other net equity movements3	26	1p	11	2p
Equity attributable to shareholders of Aviva plc at 30 June / 31 December1	14,091	478p	13,643	463p

1 Excluding preference shares.
2 Number of shares as at 30 June 2014: 2,948 million (31 December 2013: 2,947 million).
3 Other net equity movements per share includes dilution effect of the increase in number of shares during the period.
4    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations as at 30 June 2013 and 31 December 2013 at their expected fair value, as represented by expected sale proceeds, less cost to sell at those dates.

5    Comparatives have been restated to reflect the changes in MCEV methodology. Impact on opening 2013 equity was an increase of £686 million and on 2014 opening equity, an increase of £534 million.  See note F1 - MCEV Basis of preparation for further details.

8.iv - Return on equity

Return on equity shareholder funds is calculated as IFRS operating return net of tax expressed as a percentage of opening shareholders equity. The HY14 return on equity shareholders' funds is 17.4%, compared with 17.8% reported in FY13. Excluding the United States, the FY13 return on equity shareholders' funds was 15.3%.
      The HY14 return on equity shareholders' funds has benefitted from a lower opening capital position by £240 million, as profits in 2013 were more than offset by other movements including the remeasurement of pension schemes and foreign exchange movements.

	6 months 2014%	Full Year 2013%
United Kingdom & Ireland Life	13.4%	16.0%
United Kingdom & Ireland General Insurance and Health	9.3%	8.0%
Europe	12.3%	10.9%
Canada	13.2%	17.4%
Asia	8.4%	10.1%
Fund management	33.8%	32.1%
Corporate and Other Business	n/a	n/a
Return on total capital employed (excluding United States)1	11.4%	11.0%
United States1	-	56.5%
Return on total capital employed	11.4%	12.0%
Subordinated debt	5.1%	5.4%
External debt	2.3%	2.2%
Return on total equity	14.5%	15.2%
Less: Non-controlling interests	11.4%	11.1%
Direct capital instruments and fixed rate tier 1 notes	1.7%	5.1%
Preference capital	9.0%	8.5%
Return on equity shareholders' funds	17.4%	17.8%

Return on equity shareholders' funds (excluding United States)1	17.4%	15.3%

1 The sale of the United States business completed on 2 October 2013.

8.v - European Insurance Groups Directive (IGD)
	UK Life funds £bn	Other business £bn	30 June 2014 £bn	31 December 2013 £bn
Insurance Groups Directive (IGD) capital resources	5.3	8.3	13.6	14.4
Less: capital resources requirement	(5.3)	(5.0)	(10.3)	(10.8)
Insurance Group Directive (IGD) excess solvency	-	3.3	3.3	3.6
Cover over EU minimum (calculated excluding UK life funds)			1.7 times	1.7 times

The EU Insurance Groups Directive (IGD) regulatory capital solvency surplus has decreased by £0.3 billion since FY13 to £3.3 billion. The key drivers of the reduction are the establishment of the group's internal reinsurance arrangement which has reduced IGD capital by £0.2 billion and the redemption of hybrid debt which has also reduced IGD capital by £0.2 billion.
      The key movements over the period are set out in the following table:

£bn
IGD solvency surplus at 31 December 2013	3.6
Operating profits net of other income and expenses	0.6
Dividends and appropriations	(0.3)
Hybrid debt redemption	(0.2)
Internal reinsurance	(0.2)
Disposals	0.1
Increase in capital resources requirement	(0.2)
Other regulatory adjustments	(0.1)
Estimated IGD solvency surplus at 30 June 2014	3.3

Group IGD sensitivity
	30 June 2014 £bn	Equities down 10%	Interest rates up 1%
Sensitivities on IGD	3.3	-	(0.1)

The Group proactively manages its balance sheet risk through monitoring, stress analysis and our hedging programme.
      The Group's IGD surplus is resilient to global equity market falls or a 1% global interest rate rise. The Group's IGD surplus would be approximately £3.2 billion in the event of a 40% fall in equity markets from the 30 June 2014 position reflecting the hedging that the Group currently has in place.
      The impact of a 1% rise in global interest rates is calculated with reference to the regulatory value of debt securities in continental Europe being capped to local minimum capital requirements in participating funds. This provides protection to the Group's IGD surplus from immediate market losses on debt securities.

8.vi - Economic capital

The estimated economic capital surplus represents the excess of Available Economic Capital over Required Economic Capital. Available Economic Capital is based on MCEV net assets, adjusted for items to convert to an economic basis. Required economic capital is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

Summary of estimated economic capital position
	30 June 2014 £bn	31 December 2013 £bn
Available economic capital	18.0	18.4
Standalone required economic capital	(15.5)	(15.9)
Diversification benefit	5.5	5.8
Diversified required economic capital	(10.0)	(10.1)
Estimated economic capital position at 30 June/31 December	8.0	8.3
Cover Ratio	180%	182%

Analysis of change in economic capital
	6 months 2014 £bn	Full year 2013 £bn
Economic capital surplus position at 1 January	8.3	5.3
MCEV operating earnings net of tax and non-controlling interests	0.9	1.4
Economic variances	(0.1)	0.7
Exceptional and other non-operating items	(0.4)	(0.9)
Dividends and appropriations	(0.3)	(0.5)
Repayment of subordinated debt	(0.3)	-
Liquidity premium	(0.3)	-
Available capital benefits from disposals	-	1.3
Economic Capital staff pension schemes	0.4	0.3
UK increase in commercial mortgage default allowance	-	(0.3)
Other	(0.3)	(0.2)
Change in available economic capital	(0.4)	1.8
Impact of trading operations and other	0.2	0.7
Economic Capital staff pension schemes	0.1	(0.7)
Impact of changes to Group hedging	-	(0.2)
Other changes in methodology	(0.5)	-
Capital requirement benefits from disposals	0.3	1.4
Change in diversified required economic capital	0.1	1.2
Estimated economic capital surplus position at 30 June/31 December	8.0	8.3

The estimated economic capital position has decreased by £0.3 billion to £8.0 billion at 30 June 2014 with a corresponding decrease in cover ratio from 182% to 180%. The decrease in available economic capital during the period has been driven by dividend payment, subordinated debt repayment and other items, partly offset by underlying profits. The movement in required economic capital reflects changes in methodology offset by the disposals of Korea, Eurovita and River Road, and other items.
      The impact of the internal reinsurance arrangement is neutral from a group economic capital perspective.

8.vi - Economic capital continued
Summary analysis of diversified required economic capital
	30 June 2014 £bn	31 December 2013 £bn
Credit risk1	2.8	2.5
Equity risk2	1.8	2.1
Interest rate risk3	0.4	0.2
Other market risk4	1.2	1.4
Life insurance risk5	1.1	1.0
General insurance risk6	0.8	0.8
Other risk7	1.9	2.1
Total	10.0	10.1

1    Capital held in respect of credit risk recognises the Group's shareholder exposure to changes in the market value of assets and defaults. A range of specific stresses are applied reflecting the difference in assumed risk relative to the investment grade and duration.

2 Capital held in respect of equity risk recognises the Group's shareholder exposure to changes in the market value of assets.
3    Capital held in respect of interest rate risk recognises the Group's shareholder exposure to changes in the market value of assets. A range of specific stresses are applied reflecting the difference in assumed risk relative to investment grade and duration.

4    Capital held in respect of other market risk recognises the Group's shareholder exposure to changes in the market value of commercial mortgages and property, but also captures risk in association with inflation and foreign exchange.

5 Capital held in respect of life insurance risk recognises the Group's shareholder exposure to life insurance specific risks, such as longevity and lapse.
6 Capital held in respect of general insurance risk recognises the Group's shareholder exposure to general insurance specific risks, such as claims volatility and catastrophe.
7 Capital held in respect of other risk recognises the Group's shareholder exposure to specific risks unique to particular business units and other items.

This page is intentionally left blank

Supplementary information

Page
A Income & expenses	32
B IFRS financial statements and notes	37
C Capital and liquidity	81
D Analysis of assets	91
E VNB & sales analysis	107
F MCEV financial statements and notes	113

In this section

A Income & expenses
Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis	32
A1 Other operations	33
A2 Corporate centre	33
A3 Group debt costs and other interest	33
A4 Life business: Investment return variances and economic assumption changes	34
A5 Non-life business: Short-term fluctuation in return on investments	35
A6 General insurance & health business: economic assumption changes	35
A7 Impairment of goodwill, associates, joint ventures and other amounts expensed	36
A8 Profit/(loss) on the disposal and remeasurement of subsidiaries, joint ventures and associates	36
A9 Exceptional items	36

Income & expenses

Reconciliation of Group operating profit to profit/(loss) after tax - IFRS basis

For the six month period ended 30 June 2014

	6 months 2014 £m		6 months 2013 £m		Full Year 2013 £m
	Continuing Operations	Continuing Operations	Discontinued Operations1	Continuing Operations	Discontinued Operations1
Operating profit before tax attributable to shareholders' profits
Life business
United Kingdom & Ireland	478	446	-	952	-
Europe	441	425	-	851	-
Asia	34	38	-	96	-
Other	1	1	111	2	272
Total life business	954	910	111	1,901	272
General insurance and health
United Kingdom & Ireland	263	259	-	489	-
Europe	57	47	-	112	-
Canada	83	147	-	246	-
Asia	1	(1)	-	1	-
Other	(1)	(24)	-	(51)	-
Total general insurance and health	403	428	-	797	-
Fund management
Aviva Investors	41	31	22	68	31
United Kingdom	6	10	-	23	-
Asia	1	1	-	2	-
Total fund management	48	42	22	93	31
Other
Other operations (note A1)	(54)	(49)	(2)	(90)	(4)
Market operating profit	1,351	1,331	131	2,701	299
Corporate centre (note A2)	(64)	(72)	-	(150)	-
Group debt costs and other interest (note A3)	(235)	(251)	(6)	(502)	(9)
Operating profit before tax attributable to shareholders' profits	1,052	1,008	125	2,049	290
Integration and restructuring costs	(42)	(164)	(2)	(363)	(3)
Operating profit before tax attributable to shareholders' profits after integration and restructuring costs	1,010	844	123	1,686	287
Adjusted for the following:
Investment return variances and economic assumption changes on long-term business (note A4)	44	(2)	279	(49)	452
Short-term fluctuation in return on investments backing non-long-term business (note A5)	165	(306)	-	(336)	-
Economic assumption changes on general insurance and health business (note A6)	(67)	27	-	33	-
Impairment of goodwill, joint ventures and associates and other amounts expensed (note A7)	(24)	(77)	-	(77)	-
Amortisation and impairment of intangibles	(38)	(43)	(6)	(91)	(9)
Profit on the disposal and remeasurement of subsidiaries, joint ventures and associates (note A8)	51	180	91	115	808
Exceptional items (note A9)	-	-	-	-	-
Non-operating items before tax	131	(221)	364	(405)	1,251
Profit before tax attributable to shareholders' profits	1,141	623	487	1,281	1,538
Tax on operating profit	(253)	(296)	(23)	(534)	(83)
Tax on other activities	(25)	79	(94)	131	(182)
	(278)	(217)	(117)	(403)	(265)
Profit after tax	863	406	370	878	1,273
Profit from discontinued operations	-	370		1,273
Profit for the period	863	776		2,151

1 Discontinued operations represent the results of the US life and related internal asset management businesses (US Life) up until the date of disposal (2 October 2013).

Other Group Operating Profit Items
A1 - Other operations

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
United Kingdom & Ireland Life	(6)	(19)	(14)
United Kingdom & Ireland General Insurance	-	(1)	(6)
Europe	(12)	(2)	(17)
Asia	(10)	(6)	(12)
Other Group operations1	(26)	(21)	(41)
Total - continuing operations	(54)	(49)	(90)
Total - discontinued operations	-	(2)	(4)
Total	(54)	(51)	(94)
1 Other Group operations include Group and head office costs.

A2 - Corporate centre

	6 months 2014 £m	6 months 2013 £m	Full year 2013 £m
Project spend	(5)	(11)	(27)
Central spend and share award costs	(59)	(61)	(123)
Total	(64)	(72)	(150)

A3 - Group debt costs and other interest

	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
External debt
Subordinated debt	(142)	(148)	(305)
Other	(10)	(12)	(23)
Total external debt	(152)	(160)	(328)
Internal lending arrangements	(99)	(119)	(231)
Net finance income on main UK pension scheme	16	28	57
Total - continuing operations	(235)	(251)	(502)
Total - discontinued operations	-	(6)	(9)
Total	(235)	(257)	(511)

Non-operating profit items

A4 - Life Business: Investment return variances and economic assumption changes

(a) Definitions
Operating profit for life business is based on expected investment returns on financial investments backing shareholder and policyholder funds over the period, with consistent allowance for the corresponding expected movements in liabilities. Operating profit includes the effect of variance in experience for non-economic items, such as mortality, persistency and expenses, and the effect of changes in non-economic assumptions, where not treated as exceptional. Changes due to economic items, such as market value movement and interest rate changes, which give rise to variances between actual and expected investment returns, and the impact of changes in economic assumptions on liabilities, are disclosed separately outside operating profit.

(b) Economic volatility
The investment variances and economic assumption changes excluded from the life operating profit are as follows:

Life business	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Investment variances and economic assumptions - continuing operations	44	(2)	(49)
Investment variances and economic assumptions - discontinued operations	-	279	452
Investment variances and economic assumptions	44	277	403

For continuing operations, investment variances and economic assumption changes were £44 million positive (HY13: £2 million negative; FY13: £49 million negative). Positive variances in Italy and Spain driven by narrowing spreads on government and corporate bonds were partly offset by the adverse impact of falling reinvestment yields net of improved underlying property values on commercial mortgages in the UK.
      In 2013, for continuing operations, positive variances from narrowing spreads in Italy and Spain were offset by an increase in allowance for credit defaults in the UK.
      Discontinued operations represent the US business disposed of in 2013, which benefitted from favourable equity market performance in 2013.

(c) Assumptions
The expected rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return and asset classification under IFRS.
      The principal assumptions underlying the calculation of the expected investment return for equities and properties are:

	Equities			Properties
	6 months 2014%	6 months 2013%	Full year 2013%	6 months 2014%	6 months 2013%	Full year 2013%
United Kingdom	6.6%	5.4%	5.4%	5.1%	3.9%	3.9%
Eurozone	5.7%	5.1%	5.1%	4.2%	3.6%	3.6%

The expected return on equities and properties has been calculated by reference to the 10 year swap rate in the relevant currency plus an appropriate risk margin. These are the same assumptions as are used under MCEV principles to calculate the longer-term investment return for the Group's life business.
      For fixed interest securities classified as fair value through profit or loss, the expected investment returns are based on average prospective yields for the actual assets held less an adjustment for credit risks; this includes an adjustment for credit risk on all Eurozone sovereign debt. Where such securities are classified as available for sale, the expected investment return comprises the expected interest or dividend payments and amortisation of the premium or discount at purchase.

A5 - Non-life business: Short-term fluctuation in return on investments

General Insurance and health - continuing operations	6 months 2014 £m	6 months 2013 £m	Full Year 2013 £m
Analysis of investment income:
- Net investment income	363	125	349
- Foreign exchange on unrealised gains/losses and other charges	(15)	(12)	(35)
	348	113	314
Analysed between:
- Longer-term investment return, reported within operating profit	248	284	557
- Short-term fluctuations in investment return, reported outside operating profit	100	(171)	(243)
	348	113	314
Short-term fluctuations:
- General insurance and health	100	(171)	(243)
- Other operations1	65	(135)	(93)
Total short-term fluctuations	165	(306)	(336)

1 Represents assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme.

The longer-term investment return is calculated separately for each principal non-life business unit. In respect of equities and properties, the return is calculated by multiplying the opening market value of the investments, adjusted for sales and purchases during the year, by the longer-term rate of investment return. The longer-term rate of investment return is determined using consistent assumptions between operations, having regard to local economic and market forecasts of investment return. The allocated longer-term return for other investments is the actual income receivable for the period. Actual income and longer-term investment return both contain the amortisation of the discounts/premium arising on the acquisition of fixed income securities.
      Market value movements which give rise to variances between actual and longer-term investment returns are disclosed separately in short term fluctuations outside operating profit.
      Following restructuring in 2013 the impact of realised and unrealised gains on Group centre investments, including the centre hedging programme which is designed to economically protect the total Group's capital against adverse equity and foreign exchange movements, is now included in short-term fluctuations on other operations.
      The favourable movement in short-term fluctuations during the first half of 2014 compared with HY13 is mainly due to a decrease in risk free rates increasing fixed income security market values (resulting in realised and unrealised gains), positive equity market movements, and other market value and foreign exchange rate movements.
      Total assets supporting the general insurance and health business, which contribute towards the longer-term return, are:

	30 June 2014 £m	Restated2 30 June 2013 £m	Restated2 31 December 2013 £m
Debt securities	10,130	9,934	10,105
Equity securities	294	389	339
Properties	135	145	140
Cash and cash equivalents	1,337	2,534	1,982
Other	4,565	6,270	5,435
Assets supporting general insurance and health business	16,461	19,272	18,001
Assets supporting other non-life business1	881	195	695
Total assets supporting non-life business	17,342	19,467	18,696

1 Represents assets backing non-life business in the France holding company and Group centre investments, including the centre hedging programme.
2 Restated following the adoption of amendments to 'IAS 32: Financial Instruments: Presentation'. Refer to note B2 for further information.

The principal assumptions underlying the calculation of the longer-term investment return are:

	Longer-term rates of return on equities			Longer-term rates of return on property
	6 months 2014%	6 months 2013%	Full year 2013%	6 months 2014%	6 months 2013%	Full year 2013%
United Kingdom	6.6%	5.4%	5.4%	5.1%	3.9%	3.9%
Eurozone	5.7%	5.1%	5.1%	4.2%	3.6%	3.6%
Canada	6.8%	5.8%	5.8%	5.3%	4.3%	4.3%

The underlying reference rates are in F19 within the MCEV financial supplement.

A6 - General insurance and health business: economic assumption changes
Economic assumption changes of £67 million adverse (HY13: £27 million favourable) arise as a result of a decrease in the interest rates used to discount reserves for latent claims and periodic payment orders.

A7 - Impairment of goodwill, associates, joint ventures and other amounts expensed

Impairment of goodwill, associates and joint ventures from continuing operations is a charge of £24 million (HY13: £77 million charge) as management determined that the goodwill in the associate in India is not recoverable.

A8 - Profit/loss on the disposal and remeasurement of subsidiaries, joint ventures and associates

The total Group profit on disposal and remeasurement of subsidiaries, joint ventures and associates from continuing operations is £51 million (HY13: £180 million profit).
      This includes profits on the disposals of US equity manager River Road Asset Management (£32 million) and the Group's South Korean joint venture (£2 million) with a loss on the disposal of Eurovita (£(6) million). Additionally, there was a gain on remeasurement of businesses including £9 million relating to the Turkey general insurance business which remains held for sale and a net gain of £14 million was recognised on remeasurement of other small operations. Further details are provided in note B4.

A9 - Exceptional items

Exceptional items are those items that, in the Directors' view, are required to be separately disclosed by virtue of their nature or incidence to enable a full understanding of the Group's financial performance. There were no exceptional items in the first half of 2014 (HY13: £nil).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 07 August, 2014
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary